Exhibit 99.1

Board of Director

Corporate Governance Guidelines

A.	Director Qualification Standards. At least a majority of the outside directors of the Company shall be independent directors, as such term is defined by the rules of the New York Stock Exchange. All members of the Compensation Committee, the Nominating and Governance Committee and the Audit Committee shall be independent directors. Directors may not serve on more than four other boards of public traded companies. A director who is also CEO shall not serve on more than two other boards of public traded companies. Directors shall retire from the Board on the date of the annual meeting of stockholders following their 70th birthday, unless an exception is specifically approved by a bylaw amendment approved by the Board of Directors.

B.	Meetings of Board of Directors. The non-management directors of the Company will conduct executive sessions without management present at least twice a year.

C.	Director Responsibilities. Directors are expected to attend at least 75% of the meetings of the Board and all committees of the Board on which they serve. Directors are expected to devote as much time as is necessary to discharge their responsibilities as directors of the Company and the committees on which they serve. Directors shall review in advance the materials furnished to them prior to meetings.

D.	Director Compensation. Directors compensation shall be set by the Executive Compensation Committee of the Board, taking into account practices in comparable companies. Director compensation shall include an equity based component.

E.	Director Stock Ownership. Directors who have been a member of the Board for more than one year are expected to have an investment in the Company’s common stock in excess of $60,000.

Exhibit 99.1

F.	Director Orientation and Continuing Education. Directors who are newly appointed to the Board shall acquaint themselves with the Company’s business and its policies that apply to directors. They shall also become knowledgeable, if not already so knowledgeable, about the responsibilities of directors of publicly traded companies.

G.	Management Succession. The Board shall conduct succession planning for the position of Chief Executive Officer of the Company.

H.	Annual Performance Evaluation of the Board. The Board shall conduct a self-examination at least annually to determine whether it and its committees are functioning effectively. The Board shall also conduct an annual evaluation of the performance of the CEO.

I.	Board Access to Management and Independent Advisors. The Board shall have regular access to members of the management of the Company. The Board may, in its discretion, engage independent advisors.

J.	Lead Director. The Board shall have a Lead Director who acts as chair at the executive sessions of the board.

7/24/03